UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-40552

NYXOAH SA

(Translation of registrant’s name into English)

Rue Edouard Belin 12, 1435 Mont-Saint-Guibert, Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Nyxoah SA

FDA Issues Approvable Letter to Nyxoah SA for Genio® System

On March 26, 2025, Nyxoah SA (the “Company”) announced that the U.S. Food and Drug Administration (the “FDA”) issued an Approvable Letter regarding the Company’s Premarket Approval (“PMA”) application for the Genio® system.

The Approvable Letter means that the Company’s application for marketing the device in the United States substantially meets the requirements of the Federal Food, Drug and Cosmetic Act and the FDA’s PMA implementing regulations codified at 21 C.F.R. Part 814, and the FDA can approve the application subject to satisfactory completion of a manufacturing facilities, methods and controls review.

This U.S. FDA decision does not impact Genio’s CE Mark or the Company’s ongoing commercial activities in Europe, where the device is marketed for both Complete Concentric Collapse (“CCC”) and non-CCC patients.

The information included under the heading FDA Issues Approvable Letter to Nyxoah SA for Genio® System shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-285960, 333-261233 and 333-269410) and Form F-3 (Registration Numbers 333-285982 and 333-268955) of the Company (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Press Release

On March 26, 2025, the Company issued a press release titled “FDA Issues Nyxoah an Approvable Letter for its Genio® System” a copy of which is attached to this Form 6-K as Exhibit 99.1.

The information in the attached Exhibit 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

Exhibits

99.1	Press Release, dated March 26, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NYXOAH SA

Date: March 26, 2025	By:	/s/ John Landry
	Name:	John Landry
	Title:	Chief Financial Officer